SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: October 2002

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
                     -------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                     ---------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   X               Form 40-F
                             ---                         ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                      No   X
                          ---                     ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated October 15, 2002, announcing that its common shares will trade on the Over The Counter Bulletin Board and will no longer be traded on the Nasdaq National Market.

News Release

FOR IMMEDIATE RELEASE

WorldHeart to Trade on OTCBB Subsequent to Delisting on Nasdaq National Market

OTTAWA, Ont. - October 15, 2002 -(OTCBB: WHRT, TSX: WHT) - Effective today, World Heart Corporation (WorldHeart) common shares will be traded on the Over the Counter Bulletin Board (OTCBB) and no longer be traded on the Nasdaq National Market. Quotes can be obtained through the OTCBB website at www.otcbb.com. The Company will continue to trade on the Toronto Stock Exchange
(TSX) and continue to meet the listing requirements of that Exchange.

This action concludes the review process that began in August as discussed in WorldHeart's news release of August 2, 2002.

"We would have preferred to remain on the Nasdaq National Market listing," said Rod Bryden, President and CEO of WorldHeart. "However, trading will continue to be available through the OTCBB facilities and the company expects to return to the Nasdaq National Market in due course."

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information, please contact:

Financial and Investor Community

Mr. Ian W. Malone
Vice President-Finance and Chief Financial Officer
Phone: (613) 226- 4278 ext: 2300
ian.malone@worldheart.com


Media Contact

Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995
or (510) 563-4995
michelle.banning@worldheart.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


Date: October 15, 2002                 By:  /s/ Ian Malone
                                           ----------------------------------
                                           Name:   Ian Malone
                                           Title:  Vice President Finance and
                                                   Chief Financial Officer